2024 REPORT

HEVO



Dear investors,

Dear Investors,
We are thrilled to share HEVO's remarkable progress over the past year. Your support has been and will be instrumental in our journey, and together, we are building the infrastructure of the future.
Our biggest successes include initiating commercial development programs with leading automakers, expanding our team with automotive experts, and raising significant funds through HEVO investors. These achievements validate our technology and empower us to continue innovating.
However, we faced challenges such as institutional fundraising difficulties due to the unstable macroeconomic climate, legacy automakers' temporary hesitation to launch new technologies like wireless charging, and the tough decision to let go of long-term team members. Despite these obstacles, we remain resilient and focused on our goals.
Our vision is clear: to revolutionize EV infrastructure with cutting-edge wireless charging technology. We invite you to continue supporting HEVO by engaging with our social media, sharing our mission with your networks, and investing in our future. Together, we can transform the transportation landscape and build a sustainable future.
Thank you for your dedication and belief in HEVO. Let's continue to innovate and lead the way in EV infrastructure.

We need your help!

Help us build the HEVO brand by actively engaging with our social media pages. Your likes, comments, and shares can significantly amplify our reach. Introduce HEVO to your friends, family, and professional network, and encourage them to explore our WeFunder deal. Your support is crucial in creating momentum for wireless EV charging. By being vocal and investing, you can help us revolutionize the EV infrastructure landscape. Together, we can drive the future of sustainable transportation.

Sincerely,

How did we do this year?

REPORT CARD

B-

☺ The Good	☹ The Bad
Commercial agreements and development programs with major automakers.	Institutional raise due to macroeconomic climate and instability.

New team members with automotive expertise.	Automakers are temporarily hesitant to launch new technologies like wireless charging due to the macroeconomic climate and tariffs.
Fundraising via HEVO investors.	Parting ways with long-term team members, but it was the best decision for all involved.

2024 At a Glance

January 1 to December 31

$325,291 [21%]
Revenue

-$3,029,332
Net Loss

$3,589,669 +6%
Short Term Debt

$18,000
Raised in 2024

$15,500
Cash on Hand
As of 05/15/25

INCOME BALANCE NARRATIVE

Net Margin: -931% Gross Margin: 270% Return on Assets: -257% Earnings per Share: -$0.23 Revenue per Employee: $65,058

Cash to Assets: 2% Revenue to Receivables: 300 Debt Ratio: 431%

Hevo_Inc._FY24-23_Audited_Consolidated_GAAP_Financial_Statements.pdf

We ❤ Our 1,374 Investors

Thank You For Believing In Us

Jeremy C Hansen
Samuel K Ameyaw MD MBA
Neal Twomey
Aliss Wang
Krishna Kumar

Zeek Weeks
Russell Xavier
Elizabeth Bernabe
Jim Landy
Bradford Doyle

Prabhudas Chelumala
Lyle Hoff
Mark Bruckner
Victor Lleras
Márton Heves

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Marvin Jackson	Don MacDonald	Jim Pond	Melvin Harrison	Ricardo Rodriguez	Jimmy Vaughn
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Riley John Reinhart	Christopher Hanson	Brian Giegerich	Bruce Zakee Rasheed	Billie Von Claparede	Eric L Mc Rae McRae
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Gaurav Mandore	Leslie D Fife	Dale Spiess	Dheyab Salem	Michael Aldrete	Aziz REHMATULLAH
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Joseph M Whitt	Norris Reynolds	Michael Peters	Elizabeth Bina Ritter	Ricardo Castellanos	Aaron K
Julio Mendoza	Kyle D. Wilcher	Daryl Campbell	Sujith Sebastian	Thomas Johnson	Ankur Patel
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Amr Adel	Jay Pennock	Stanley Reedus	Darnell PHILLIPS	Bhushan Kulkarni	Chad N Ava Vickrey
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Tammie Kater	Anya Cason	David Dawson	Vishal PATEL	K S	Thomas Burke
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Jake Boggs	Carolyn S Hunt	Felicia Wheaton	Godwin Essah	Jason Petrovich	Marc Mascarello

Thank You!

From the HEVO Team



Jeremy McCool

CEO and Chairman

Jeremy founded HEVO to reduce fossil fuel dependence by accelerating EV adoption. Under his leadership, HEVO achieved UL and SAE certifications, secured...



Jon Holland

Finance and Operations

Jon led two successful exits before joining HEVO, serving as CFO at Qmerit and EV Connect, both acquired by Schneider...



Robert Skinner

Commercial and Marketing

Bob served as VP of Digital Services and Marketing Technologies for FordDirect, delivering digital marketing...



Umer Anwer

Chief Technologist

Umer has led power engineering at HEVO since 2016, bringing over 25 years of experience. He has delivered UL-certified next...



Arvind Krishna

SVP Advanced Engineering

Arvind leads the design of innovative products like polyphase coil topologies for HEVO. He developed next-gen...



Chakri Allamsetty

SVP Software Engineering

Chakri has been leading HEVO embedded systems, mobile apps, SaaS products, and cloud infrastructure. Previously, he...



Hakim Tlemsani

Commercial and Infotainment

Hakim supports HEVO's European commercial relationships, fundraising, and growth planning. Prior to HEV...



Roger Atkins

Board of Advisors

Roger joined HEVO in August 2023, supporting PR strategy, commercial relationships, fundraising, and growth...



Robert Remenar

Finance and Commercialization

Robert supports fundraising, commercial relationships, strategic planning, and growth. Robert has held top executive...



Yifan Tang

Board of Directors

Yifan Tang, an EV industry technologist, led development at Tesla, Lucid Motors, Seres EV, and Volta Charging. He holds...



Jesse Schneider

Commercial and Global Standards

Jesse supports HEVO's commercial relationships and SAE J2954 wireless EV charging standards. He has extensive...



Wanda Lopuch

Board of Directors Observer

Dr. Wanda Lopuch serves as Board Observer, leveraging her extensive experience in governance, ESG, and...



Robert Mehler

Board of Advisors

Robert supports internal communications, commercial relationships, fundraising, and growth planning. With 30+...

Details

The Board of Directors

Director	Occupation	Joined
Jeremy McCool	CEO @ HEVO Inc	2011
Robert Remenar	Self-employed @ Board Member	2025
Yifan Tang	Technologist, Entrepreneur @ Paly Ventures	2023

Officers

Officer	Title	Joined
Jeremy McCool	CEO	2011

Voting Power

Holder	Securities Held	Voting Power
Jeremy McCool	5,211,393 Voting Common, Preferred	41.9%

Past Equity & Loan Fundraises

Date	Amount	Security	Exemption
02/2020	$3,966,167		Section 4(a)(2)
04/2020	$114,710		Other
02/2021	$118,930		Other
02/2021	$493,849	Common Stock	Section 4(a)(2)
02/2021	$3,797,863	Preferred Stock	Section 4(a)(2)
10/2021	$500,000		Section 4(a)(2)
02/2022	$2,140,854	Safe	Regulation D, Rule 506(c)
07/2022	$1,888,102	Safe	Regulation Crowdfunding
05/2023	$839,657		4(a)(6)
09/2023	$1,000,000		Other
11/2023	$905,500	Safe	Regulation D, Rule 506(b)
12/2024	$18,000		Other
02/2025	$3,381,796	Safe	Regulation D, Rule 506(b)
05/2025	$345,000	Safe	Regulation D, Rule 506(b)

The use of proceeds is to fund general operations.

Convertible Note Outstanding

Issued	Amount	Interest	Discount	Valuation Cap	Maturity
02/20/2020	$3,966,167	6.0%	15.0%	$25,000,000	02/20/2022
10/06/2021	$500,000	8.0%	20.0%	None	12/31/2025
05/02/2025	$345,000	20.0%	20.0%	$50,000,000	05/02/2026

Outstanding Debts

Lender	Issued	Amount	Oustanding	Interest	Maturity	Current?
SBA PPP loan	04/01/2020	$114,710	$0	1.0%		Yes
SBA PPP Loan	02/01/2021	$118,930	$0	1.0%	02/01/2026	Yes
David S.	09/26/2023	$1,000,000	$1,000,000	0.0%	04/30/2030	Yes
Vincent Ngo	12/20/2024	$18,000	$11,280	2.0%	06/30/2025	Yes

Related Party Transactions

Capital Structure

Class of Security	Securities (or Amount) Authorized	Securities (or Amount) Outstanding	Voting Rights
Common Stock	20,000,000	6,253,966	Yes
Series A 1 Preferred Stock	10,000,000	6,189,369	Yes
Non Voting Common Stock	10,000,000	1,010,417	No

Warrants:	1
Options:	2

Form C Risks:

Financial Risk: Investors may lose their entire investment if the project fails or does not generate expected returns. Crowdfunding investments are often in early-stage ventures, which inherently carry higher financial risks.

Market Risk: The risk that the market demand for the product or service may not materialize as expected. This can be due to competition, changes in consumer preferences, or broader economic conditions.

Operational Risk: Risks related to the day-to-day operations of the project, including supply chain disruptions, management issues, or other operational challenges that can affect the project's success.

Project Failure Risk: The risk that the project may not be completed successfully or may fail to deliver the promised product or service. This can result from various factors such as technical challenges, market conditions, or management issues.

Regulatory Risk: Changes in laws and regulations can impact the viability of the project or the ability to raise funds. Compliance with securities laws and other regulations is crucial, and failure to adhere can lead to legal consequences.

Potential Litigation Risk: The risk of legal disputes arising from various aspects of the project, including intellectual property issues, contract disputes, or claims from investors or other stakeholders. Litigation can be costly and time-consuming, potentially impacting the project's success and financial stability.

Description of Securities for Prior Reg CF Raise

Additional issuances of securities. Following the Investor's investment in the Company, the Company may sell interests to additional investors, which will dilute the percentage interest of the Investor in the Company. The Investor may have the opportunity to increase its investment in the Company in such a transaction, but such opportunity cannot be assured. The amount of additional financing needed by the Company, if any, will depend upon the maturity and objectives of the Company. The declining of an opportunity or the inability of the Investor to make a follow-on investment, or the lack of an opportunity to make such a follow-on investment, may result in substantial dilution of the Investor's interest in the Company.

Issuer repurchases of securities. The Company may have authority to repurchase its securities from shareholders, which may serve to decrease any liquidity in the market for such securities, decrease the percentage interests held by other similarly situated investors to the Investor, and create pressure on the Investor to sell its securities to the Company concurrently.

A sale of the issuer or of assets of the issuer. As a minority owner of the Company, the Investor will have limited or no ability to influence a potential sale of the Company or a substantial portion of its assets. Thus, the Investor will rely upon the executive management of the Company and the Board of Directors of the Company to manage the Company so as to maximize value for shareholders. Accordingly, the success of the Investor's investment in the Company will depend in large part upon the skill and expertise of the executive management of the Company and the Board of Directors of the Company. If the Board Of Directors of the Company authorizes a sale of all or a part of the Company, or a disposition of a substantial portion of the Company's assets, there can be no guarantee that the value received by the Investor, together with the fair market estimate of the value remaining in the Company, will be equal to or exceed the value of the Investor's initial investment in the Company.

Transactions with related parties. The Investor should be aware that there will be occasions when the Company may encounter potential conflicts of interest in its operations. On any issue involving conflicts of interest, the executive management and Board of Directors of the Company will be guided by their good faith judgement as to the Company's best interests. The Company may engage in transactions with affiliates, subsidiaries or other related parties, which may be on terms which are not arm's-length, but will be in all cases consistent with the duties of the management of the Company to its shareholders. By acquiring an interest in the Company, the Investor will be deemed to have acknowledged the existence of any such actual or potential conflicts of interest and to have waived any claim with respect to any liability arising from the existence of any such conflict of interest.

Minority Ownership

An Investor in the Company will likely hold a minority position in the Company, and thus be limited as to its ability to control or influence the governance and operations of the Company.

The marketability and value of the Investor's interest in the Company will depend upon many factors outside the control of the Investor. The Company will be managed by its officers and be governed in accordance with the strategic direction and decision-making of its Board Of Directors, and the Investor will have no independent right to name or remove an officer or member of the Board Of Directors of the Company.

Following the Investor's investment in the Company, the Company may sell interests to additional investors, which will dilute the percentage interest of the Investor in the Company. The Investor may have the opportunity to increase its investment in the Company in such a transaction, but such opportunity cannot be assured.

The amount of additional financing needed by the Company, if any, will depend upon the maturity and objectives of the Company. The declining of an opportunity or the inability of the Investor to make a follow-on investment, or the lack of an opportunity to make such a follow-on investment, may result in substantial dilution of the Investor's interest in the Company.

Exercise of Rights Held by Principal Shareholders

As holders of a majority-in-interest of voting rights in the Company, the shareholders may make decisions with which the Investor disagrees, or that negatively affect the value of the Investor's securities in the Company, and the Investor will have no recourse to change these decisions. The Investor's interests may conflict with those of other investors, and there is no guarantee that the Company will develop in a way that is optimal for or advantageous to the Investor.

For example, the shareholders may change the terms of the articles of incorporation for the company, change the

terms of securities issued by the Company, change the management of the Company, and even force out minority holders of securities. The shareholders may make changes that affect the tax treatment of the Company in ways that are unfavorable to you but favorable to them. They may also vote to engage in new offerings and/or to register certain of the Company's securities in a way that negatively affects the value of the securities the Investor owns. Other holders of securities of the Company may also have access to more information than the Investor, leaving the Investor at a disadvantage with respect to any decisions regarding the securities he or she owns. In cases where the rights of holders of convertible debt, SAFES, or other outstanding options or warrants are exercised, or if new awards are granted under our equity compensation plans, an Investor's interests in the Company may be diluted. This means that the pro-rata portion of the Company represented by the Investor's securities will decrease, which could also diminish the Investor's voting and/or economic rights. In addition, as discussed above, if a majority-in-interest of holders of securities with voting rights cause the Company to issue additional stock, an Investor's interest will typically also be diluted.

Restrictions on Transfer

The securities offered via Regulation Crowdfunding may not be transferred by any purchaser of such securities during the one year period beginning when the securities were issued, unless such securities are transferred:

to the issuer;
to an accredited investor ;
as part of an offering registered with the U.S. Securities and Exchange Commission; or
to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

Valuation Methodology for Prior Reg CF Raise

The offering price for the securities offered pursuant to this Form C has been determined arbitrarily by the Company, and does not necessarily bear any relationship to the Company's book value, assets, earnings or other generally accepted valuation criteria. In determining the offering price, the Company did not employ investment banking firms or other outside organizations to make an independent appraisal or evaluation. Accordingly, the offering price should not be considered to be indicative of the actual value of the securities offered hereby.

The initial amount invested in a SAFE is determined by the investor, and we do not guarantee that the SAFE will be converted into any particular number of shares of Preferred Stock . As discussed in Question 13, when we engage in an offering of equity interests involving Preferred Stock , Investors may receive a number of shares of Preferred Stock calculated as either (i) the total value of the Investor's investment, divided by the price of the Preferred Stock being issued to new Investors, or (ii) if the valuation for the company is more than the Valuation Cap, the amount invested divided by the quotient of (a) the Valuation Cap divided by (b) the total amount of the Company's capitalization at that time. Because there will likely be no public market for our securities prior to an initial public offering or similar liquidity event, the price of the Preferred Stock that Investors will receive, and/or the total value of the Company's capitalization, will be determined by our board of directors . Among the factors we may consider in determining the price of Preferred Stock are prevailing market conditions, our financial information, market valuations of other companies that we believe to be comparable to us, estimates of our business potential, the present state of our development and other factors deemed relevant. In the future, we will perform valuations of our stock (including both common stock and Preferred Stock) that take into account, as applicable, factors such as the following:

unrelated third party valuations;
the price at which we sell other securities in light of the relative rights, preferences and privileges of those securities;
our results of operations, financial position and capital resources;
current business conditions and projections;
the marketability or lack thereof of the securities;
the hiring of key personnel and the experience of our management;
the introduction of new products;
the risk inherent in the development and expansion of our products;
our stage of development and material risks related to our business;
the likelihood of achieving a liquidity event, such as an initial public offering or a sale of our company given the prevailing market conditions and the nature and history of our business;
industry trends and competitive environment;
trends in consumer spending, including consumer confidence;
overall economic indicators, including gross domestic product, employment, inflation and interest rates; and
the general economic outlook.
We will analyze factors such as those described above using a combination of financial and market-based methodologies to determine our business enterprise value. For example, we may use methodologies that assume that businesses operating in the same industry will share similar characteristics and that the Company's value will correlate to those characteristics, and/or methodologies that compare transactions in similar securities issued by us that were conducted in the market.

Company

HEVO Inc.

Delaware Corporation
Organized November 2011
5 employees
117 8TH ST
BROOKLYN
NEW YORK NY 11215 http://www.hevo.com

Business Description

Refer to the HEVO profile.

EDGAR Filing

The Securities and Exchange Commission hosts the official version of this annual report on their EDGAR web site. It looks like it was built in 1989.

Compliance with Prior Annual Reports

HEVO is current with all reporting requirements under Rule 202 of Regulation Crowdfunding.

All prior investor updates

You can refer to the company's updates page to view all updates to date. Updates are for investors only and will require you to log in to the Wefunder account used to make the investment.

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